MANAGEMENT'S DISCUSSION AND ANALYSIS
May 6, 2013
The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements of the Company for the three months ended March 31, 2013 and 2012 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2012 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated increases to the Company's reserves and production, the possible sale of the Company's assets in Yemen, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2013, including expected 2013 average production, funds flow from operations, the 2013 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Q1-2013	1

MANAGEMENT STRATEGY AND OUTLOOK
The 2013 outlook provides information as to management’s expectation for results of operations for 2013. Readers are cautioned that the 2013 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
2013 Production Outlook
Production for 2013 is expected to average between 21,000 and 24,000 Bopd. The range is due to a number of variables outside of the Company's control such as government approvals relating to the start of South Alamein production, development drilling results in Egypt and the return to operations of Block S-1 in Yemen.

Production Forecast
	2013 Guidance	2012 Actual	% Change
Barrels of oil per day	21,000 – 24,000	17,496	20 - 37
2013 Funds Flow From Operations Outlook
Funds flow from operations guidance of $161.0 million ($2.13/share), which is based on an annual average Dated Brent oil price of $100/Bbl and using the mid-point of the production guidance.

Funds Flow Forecast
($ millions)	2013 Guidance	2012 Actual	% Change
Funds flow from operations	161.0	153.5	5
Brent oil price ($ per bbl)	100.00	111.56	(10)

2013 Capital Budget
($ millions)	2013
Egypt	124.0
Yemen	5.0
Total	129.0
The 2013 capital program is split 58:42 between development and exploration, respectively.  The Company planned to participate in 51 wells in 2013.  It is anticipated that the Company will fund its 2013 capital budget from funds flow from operations and working capital.
The Company has begun a process to divest its Yemen assets in 2013.
ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.
Reconciliation of Funds Flow from Operations

	Three months ended March 31
($000s)	2013	2012
Cash flow from operating activities	51,900	1,771
Changes in non-cash working capital	(15,895)	34,317
Funds flow from operations*	36,005	36,088

* Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

2	Q1- 2013

Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).
SELECTED QUARTERLY FINANCIAL INFORMATION

	2013	2012				2011
($000s, except per share,
price and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Average production volumes (Bopd)	18,001	17,875	18,143	16,978	16,720	12,054	13,406	11,826

Average sales volumes (Bopd)	17,909	19,148	17,124	16,978	16,720	12,054	13,406	11,826
Average price ($/Bbl)	99.21	98.70	96.88	95.84	104.78	99.12	104.00	105.57
Oil sales	159,915	173,864	152,624	148,078	159,426	109,919	128,265	113,615
Oil sales, net of royalties	79,366	92,281	74,540	73,633	77,212	60,609	71,769	62,513
Cash flow from operating activities	51,900	65,250	2,368	24,603	1,771	2,330	3,456	54,354
Funds flow from operations*	36,005	46,839	35,397	35,174	36,088	26,469	37,980	30,597
Funds flow from operations per share
- Basic	0.49	0.63	0.49	0.48	0.49	0.36	0.52	0.42
- Diluted	0.44	0.57	0.47	0.43	0.48	0.35	0.51	0.40
Net earnings	24,878	34,836	11,774	30,149	10,975	30,519	26,110	21,874
Net earnings - diluted	21,427	32,156	11,774	20,821	10,975	30,519	26,110	21,874
Net earnings per share
- Basic	0.34	0.48	0.16	0.41	0.15	0.42	0.36	0.30
- Diluted	0.26	0.39	0.16	0.25	0.15	0.41	0.35	0.29
Total assets	672,675	653,425	635,529	620,937	648,012	525,806	465,262	420,956
Cash and cash equivalents	112,180	82,974	45,732	72,230	127,313	43,884	105,007	122,659
Convertible debentures	93,842	98,742	102,920	95,043	105,835	—	—	—
Total long-term debt, including current portion	17,097	16,885	31,878	37,855	57,910	57,609	57,303	56,998
Debt-to-funds flow ratio**	0.7	0.8	1.0	1.0	1.2	0.5	0.5	0.6

* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the first quarter of 2013, TransGlobe has:

•	Experienced a significant increase in cash flow from operating activities from Q1-2012 due to increased collections on accounts receivable (collected $75.2 million in Egypt Q1-2013);

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.7 at March 31, 2013;

•	Reported net earnings of $24.9 million;

•	Achieved funds flow from operations of $36.0 million; and

•	Spent $18.2 million on capital programs, which was funded entirely with funds flow from operations.
The accounting for the convertible debentures continued to have a significant impact on important components of the Company's financial statements:

•
Reported an increase in net earnings of $13.9 million as compared to the first quarter of 2012. This increase was principally a result of the unrealized gain on convertible debentures of $3.0 million recognized in the first quarter of 2013, combined with an unrealized loss on convertible debentures of $7.8 million in the first quarter of 2012; and

•
Reported diluted earnings per share of $0.26 in Q1-2013, which varies significantly from basic earnings per share of $0.34. The prescribed calculation as required under IFRS resulted in a significant reduction in diluted earnings per share due to the effect of the convertible debentures. Diluted earnings per share prior to the dilutive effect of the convertible debentures was $0.33/share.

Q1-2013	3

2013 TO 2012 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
Q1-2012 net earnings	10,975	0.15
Cash items
Volume variance	8,958	0.12	81
Price variance	(8,469)	(0.10)	(77)
Royalties	1,665	0.02	15
Expenses:
Production and operating	(2,566)	(0.03)	(23)
Cash general and administrative	(273)	—	(2)
Exploration	453	0.01	4
Current income taxes	237	—	2
Realized foreign exchange gain (loss)	(9)	—	—
Issue costs for convertible debentures	4,389	0.05	40
Interest on long-term debt	(423)	(0.01)	(4)
Other income	(79)	—	(1)
Total cash items variance	3,883	0.06	35
Non-cash items
Unrealized derivative loss	124	—	1
Unrealized foreign exchange gain	1,155	0.01	11
Depletion and depreciation	569	0.01	5
Unrealized gain (loss) on financial instruments	10,830	0.13	99
Impairment loss	16	—	—
Stock-based compensation	(138)	—	(1)
Deferred income taxes	(2,573)	(0.03)	(23)
Deferred lease inducement	(1)	—	—
Amortization of deferred financing costs	38	—	—
Total non-cash items variance	10,020	0.12	92
Q1-2013 net earnings	24,878	0.33	127

Other items affecting diluted earnings per share
Convertible debentures		(0.07)	(54)
Q1-2013 net earnings per share - diluted		0.26	73
Net earnings increased to $24.9 million in Q1-2013 compared to $11.0 million in Q1-2012, which was mostly due to decreased finance costs combined with the positive effect of the change in unrealized gain/loss on convertible debentures. The decrease in finance costs is due to the issue costs for convertible debentures that were incurred in Q1-2012 for which there is no corresponding expense in Q1-2013. The earnings effect of increased sales volumes and decreased royalties were offset by reduced prices and increased operating costs.
BUSINESS ENVIRONMENT
The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2013	2012
	Q-1	Q-4	Q-3	Q-2	Q-1
Dated Brent average oil price ($/Bbl)	112.59	109.97	109.61	108.19	118.49
U.S./Canadian Dollar average exchange rate	1.009	0.991	0.995	1.006	1.001
The average price of Dated Brent oil was relatively unchanged in 2013 compared with 2012. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, the Contractor's share of excess ranges between 0% and 30% depending on the contract. In Yemen, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). Depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).

4	Q1- 2013

During the political change in Egypt, business processes and operations have generally proceeded as normal. The Company continues to expand its footprint in Egypt as evidenced by the closing of recent business acquisitions. While exploration and development activities have generally been uninterrupted, the Company has continued to experience delays in the collection of accounts receivable from the Egyptian Government due to the economic impact caused by the instability in the country. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the accounts receivable balance in full. During the first quarter of 2013, the Company collected $75.2 million in accounts receivable from the Egyptian Government.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties and Other (Bopd)
Sales Volumes

	Three months ended March 31
	2013	2012
Egypt	17,667	16,423
Yemen	242	297
Total Company	17,909	16,720
Netback

Consolidated
	Three months ended March 31
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	159,915	99.21	159,426	104.78
Royalties	80,549	49.97	82,214	54.03
Current taxes	23,074	14.32	23,311	15.32
Production and operating expenses	14,532	9.02	11,966	7.86
Netback	41,760	25.90	41,935	27.57

Egypt
	Three months ended March 31
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	157,489	99.05	156,190	104.51
Royalties	79,644	50.09	80,733	54.02
Current taxes	22,790	14.33	22,829	15.28
Production and operating expenses	12,731	8.01	9,948	6.66
Netback	42,324	26.62	42,680	28.55
The netback per Bbl in Egypt decreased 7% in Q1-2013 compared with Q1-2012. The main reason for the decreased netback was the effect of a 5% reduction in realized oil prices as compared to Q1-2012. Production and operating expenses increased by 20% on a per Bbl basis, which was principally a result of increased fuel costs and third party oil treatment fees. The increase in production and operating expenses resulted in an increase in cost oil allocated to the Company, which reduced royalties and taxes on a per Bbl basis. In Q1-2013, the average selling price was $13.54/Bbl lower than the average Dated Brent oil price for the year of $112.59/Bbl which is a result of a gravity/quality adjustment.
Royalties and taxes as a percentage of revenue were 65% in Q1-2013, consistent with the 66% ratio reported in Q1-2012.

Yemen
	Three months ended March 31
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	2,426	111.39	3,236	119.73
Royalties	905	41.55	1,481	54.80
Current taxes	284	13.04	482	17.83
Production and operating expenses	1,801	82.69	2,018	74.67
Netback	(564)	(25.89)	(745)	(27.57)
In Yemen, the Company experienced a negative netback per Bbl of $25.89 in the three months ended March 31, 2013. Operating expenses on a per Bbl basis remained elevated in Q1-2013 as a result of production being shut-in on Block S-1 for the entire quarter. While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly increased operating expenses per Bbl. The Block S-1 operating costs will be recovered from cost oil when production resumes.

Q1-2013	5

Royalties and taxes as a percentage of revenue decreased to 49% from 61% in the three months ended March 31, 2013, compared with 2012.
GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three months ended March 31
	2013		2012
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,907	4.29	6,271	4.12
Stock-based compensation	1,278	0.79	1,140	0.75
Capitalized G&A and overhead recoveries	(1,085)	(0.67)	(723)	(0.47)
G&A (net)	7,100	4.41	6,688	4.40
G&A expenses (net) increased 6% (no change on a per Bbl basis) in Q1-2013 compared with Q1-2012. The increase is principally due to increased costs associated with the acquisitions that were completed in Q2-2012 and Q3-2012.
FINANCE COSTS
Finance costs for the three-month period ended March 31, 2013 decreased to $2.2 million compared with $6.2 million in the same period in 2012. The Company incurred convertible debenture issue costs of $4.4 million during the three months ended March 31, 2012, which caused a significant increase in finance costs during that period. The decrease in finance costs from Q1-2012 to Q1-2013 relates principally to the absence of the convertible debenture issue costs in the current period.

	Three months ended March 31
(000s)	2013	2012
Interest expense	$1,940	$1,517
Issue costs for convertible debentures	—	4,389
Amortization of deferred financing costs	262	300
Finance costs	$2,202	$6,206
The Company had $18.5 million ($17.1 million net of unamortized deferred financing costs) of long-term debt outstanding at March 31, 2013 (March 31, 2012 - $60.0 million). The long-term debt that was outstanding at March 31, 2013 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. The second semi-annual interest payment was made on March 31, 2013. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
DEPLETION AND DEPRECIATION (“DD&A”)

	Three months ended March 31
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	10,890	6.85	11,301	7.56
Yemen	202	9.27	248	9.18
Corporate	88	—	200	—
	11,180	6.94	11,749	7.72
In Egypt, DD&A decreased 9% on a per Bbl basis in the three months ended March 31, 2013 compared to 2012. This decrease is mostly due to proved plus probable reserve additions during the third and fourth quarters of 2012.
In Yemen, DD&A remained consistent on a per Bbl basis in the three months ended March 31, 2013 compared to 2012.

6	2013

CAPITAL EXPENDITURES

	Three months ended March 31
($000s)	2013	2012
Egypt	17,688	4,415
Yemen	495	18
Corporate	10	39
Total	18,193	4,472
In Egypt, total capital expenditures in 2013 were $17.7 million (2012 - $4.4 million). During Q1-2013, the Company drilled five wells in West Gharib (four oil wells at Arta and one dry hole at East Arta). The Company also drilled four oil wells at West Bakr and two dry holes at South Mariut. Capital expenditures in Q1-2013 are behind plan primarily due to delays in the South Alamein drilling program.
OUTSTANDING SHARE DATA
As at March 31, 2013, the Company had 73,872,738 common shares issued and outstanding and 7,068,901 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 7,068,901 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.7 times at March 31, 2013 (December 31, 2012 - 0.8). This was within the Company’s target range of no more than 2.0 times.
The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2013 and 2012:

Sources and Uses of Cash
	Three months ended March 31
($000s)	2013	2012
Cash sourced
Funds flow from operations*	36,005	36,088
Issue of convertible debentures	—	97,851
Exercise of options	396	268
Other	—	507
	36,401	134,714
Cash used
Capital expenditures	18,193	4,472
Deferred financing costs	50	—
Transfer to restricted cash	1	1
Finance costs	3,373	5,196
Other	580	164
	22,197	9,833
	14,204	124,881
Changes in non-cash working capital	15,002	(41,452)
Increase (decrease) in cash and cash equivalents	29,206	83,429
Cash and cash equivalents – beginning of period	82,974	43,884
Cash and cash equivalents – end of period	112,180	127,313
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2013 exploration and development program of $129.0 million and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At March 31, 2013, the Company had working capital of $278.0 million (December 31, 2012 - $262.2 million). The increase to working capital in Q1-2013 is due almost entirely to increased cash and cash equivalents, partially offset by a decrease in accounts receivable. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the recent political changes in the country have increased EGPC's credit risk, which has increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full. During the first quarter of 2013, collections of accounts receivable outpaced billings, resulting in a net decrease in accounts receivable from Q4-2012 to Q1-2013 of $16.4 million.

Q1-2013	7

At March 31, 2013, TransGlobe had $71.0 million available under a Borrowing Base Facility of which $18.5 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until the second quarter of 2014, the entire balance is presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made as required according to the scheduled reduction of the facility.

($000s)	March 31, 2013	December 31, 2012
Bank debt	18,450	18,450
Deferred financing costs	(1,353)	(1,565)
Long–term debt (net of deferred financing costs)	17,097	16,885

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	45,145	45,145	—	—	—
Long-term debt	Yes - Liability	18,450	—	18,450	—	—
Convertible debentures	Yes - Liability	93,842	—	—	93,842	—
Office and equipment leases [3]	No	14,851	7,424	2,978	2,062	2,387
Minimum work commitments [4]	No	4,350	4,350	—	—	—
Total		176,638	56,919	21,428	95,904	2,387

[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at March 31, 2013 exchange rates.
[3] Office and equipment leases includes all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2014.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee up to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. Based on the Company's annual Reserve Report effective December 31, 2012, no additional fees are due in 2013.
Pursuant to the June 7, 2012 share purchase agreement for a 60% operated interest in the South Mariut concession in Egypt, the Contractor (Joint Interest Partners) had a minimum financial commitment of $9.0 million ($5.4 million to TransGlobe) for three exploration wells which were commitments from the original exploration period and were carried into the current three-year extension period. The Company issued three $3.0 million letters of credit to guarantee performance under the extension period. Two wells were drilled during the quarter, and as at quarter end the $3.0 million letter of credit for the first well was released, which reduced the outstanding letters of credit to a total of $6.0 million ($3.6 million to TransGlobe). Subsequent to the end of the quarter the Company drilled the third commitment well.
Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein PSC in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2013.
CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 10 (new) "Consolidated Financial Statements"
In May 2011, the IASB issued IFRS 10 to replace SIC-12, "Consolidation - Special Purpose Entities", and parts of IAS 27, "Consolidated and Separate Financial Statements". IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.

8	Q1- 2013

IFRS 11 (new) "Joint Arrangements"
In May 2011, the IASB issued IFRS 11 to replace IAS 31, "Interests in Joint Ventures", and SIC-13, "Jointly Controlled Entities - Non-monetary Contributions by Venturers". IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (new) "Disclosure of Interests in Other Entities"
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 13 (new) "Fair Value Measurement"
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.

Future changes to accounting policies
As at the date of authorization of the Condensed Consolidated Interim Financial Statements the following Standards and Interpretations which have not yet been applied in the Condensed Consolidated Interim Financial Statements have been issued but are not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Condensed Consolidated Interim Financial Statements.

Q1-2013	9

IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments on its Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments on its Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Condensed Consolidated Interim Financial Statements.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company's internal control over financial reporting during the period ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

10	Q1- 2013